UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35643 / June 17, 2025

In the Matter of

MERCER FUNDS
MERCER INVESTMENTS LLC
99 High Street
Boston, Massachusetts 02110

(812-15743)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(C) OF THE ACT

Mercer Funds and Mercer Investments LLC, filed an application on April 3, 2025, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from section 15(c) of the Act. The order permits a Trust's board of trustees (the "Board") to approve new sub-advisory agreements and material amendments to existing sub-advisory agreements without complying with the in-person meeting requirement of Section 15(c) of the Act.

On May 21, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35604). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of Mercer Funds and Mercer Investments LLC (812-15743),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from section 15(c) of the Act is granted, effective immediately, subject to the conditions in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.